Mail Stop 4561


								July 22, 2005


By U.S. Mail and facsimile to (248) 312-6833

Mr. Michael W. Carrie
Chief Financial Officer
Flagstar Bancorp, Inc.
5151 Corporate Drive
Troy, Michigan 48098-2639

Re: 	Flagstar Bancorp, Inc.
      	Form 8-K filed June 25, 2005
      	File No. 1-16577


Dear Mr. Carrie:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. From your disclosures in the second bullet of the fourth paragraph, it appears that your certifying officers continue to believe that your disclosure controls and procedures were effective as of March 31, 2005 and that their conclusion in your Form 10-Q/A filed June 16, 2005 that such controls were ineffective was solely the result of your independent auditor, Grant Thornton`s, position.
Furthermore, the last two sentences of your Form 8-K make the actual conclusions of your certifying officers unclear. Please revise your
Form 8-K to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures as of March 31, 2005. Tell us your basis for such conclusion.

2. In the event that you continue to believe that your disclosure controls and procedures were effective as of March 31, 2005 but were determined to be ineffective based on Grant Thornton`s position, please revise to report this event as a disagreement under Item 304
(a)(1)(iv) of Regulation S-K.

       As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.







You may direct any questions regarding this comment to me at (202)
551-3426.


								Sincerely,



								Angela Jackson
								Staff Accountant
??

(..continued)







Mr. Michael W. Carrie
Flagstar Bancorp, Inc.
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